

Mail Stop 3730

April 7, 2006

VIA U.S. MAIL AND FAX (239) 495-5112
Mr. Marc Fierman
Chief Financial Officer
Source Interlink Companies Inc.
27500 Riverview Center Blvd., Suite 400
Bonita Springs, Florida 34134

> **Re: Source Interlink Companies Inc.**
> **File No. 1-13437**
> **Form 10-K for Fiscal Year Ended January 31, 2005**
> **Filed April 18, 2005**
> **Form 10-Q for the Quarter Ended October 31, 2005**
> **Filed December 12, 2005**

Dear Mr. Fierman:

We have reviewed your supplemental response letter dated March 28, 2006 as well as your filings and have the following comment. As noted in our comment letter dated January 19, 2006, we have limited our review to your financial statements and related disclosures and do not intend to expand our review to other portions of your documents.

Form 10-Q for Fiscal Quarter Ended October 31, 2005

Note 1. Business Combinations

1. Please refer to prior comment 3. Based on your response, we continue to believe that your publisher and vendor lists are not indefinite-lived intangible assets under paragraph 11(e) of FAS 142.   The economic factors of your businesses appear to limit the useful life of your publisher and vendor lists. Your Form 10-K discloses that your business units face significant competition and you may be impacted by the consumers' shift from physical media to digital downloading and other delivery methods. Also, your response states the following:

   - you have not historically had contracts with any of your major record labels, film studios or magazine publishers;
   - there are no penalties on vendors or publishers for terminating their relationships with you;

- the major record labels and films studios are increasingly competing with you in the large retail chain market and it is conceivable that magazine publishers may enter into the magazine distribution business; and
- recent technological advances, such as the Internet, have affected your businesses.

* * * *

Please respond to these comments via EDGAR within 10 business days or tell us when you will provide us with a response. You may contact Kathryn Jacobson, Staff Accountant, at (202) 551-3365 or Dean Suehiro, Senior Staff Accountant at (202) 551-3384 if you have questions regarding comments on the financial statements and related matters. Please contact me at (202) 551-3810 with any other questions.

Sincerely,

Larry Spirgel
Assistant Director

cc: Douglas Bates, Esq.
    General Counsel